TESSENDERLO GROUP

03 MAR 12 AM 7:21

FAX	DATE: 2003-03-12	PAGES: 5 including this page
TO: Ms Kung		FAX No.: 00 1 202 942 96 24
COMPANY: Security and Exchange Commission		
FROM: Martine Marique		
FAX No.: 00 32 2 639 19 17		DIRECT PHONE: 00 32 2 639 18 31
SUBJECT: our latest press release		
☐ URGENT		☐ PLEASE REPLY

MMa/JoV 2003-044

Dear Ms Kung,

82-4785

03007508

SUPPL

Please find our press release of 11th March 2003.

With kind regards,

Jo Verspecht
Secretary

Martine Marique
Manager Corporate Financial Services

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

3/18

TESSENDERLO CHEMIE INTERNATIONAL NV/SA

Troonstraat, Rue du Trône 130, B-1050 Brussels, Belgium,
Phone +32 2 639 18 11, Fax +32 2 639 17 02, Telex 236 19 – prolim b
HR Brussel 497 670 RC Bruxelles, BTW BE 432 184 686 TVA, Courts of Brussels
Website http://www.tessenderlogroup.com, E-mail tcgroup@tessenderlo.com

Brussels, March 11, 2003

EMBARGO TILL 5.40 pm 11.03.2003

PRESS RELEASE

Tessenderlo Group: net profit of 70.6 million EUR in 2002

- *Net profit, group share, 70.6 million EUR, up by 8.9 %*
- *Net cash flow up by 23,0 %*
- *Net dividend maintained at 0.85 EUR per share*

Tessenderlo Group closed 2002 with **net profits** of 70.6 million EUR, an improvement of 8.9 % on the 64.9 million EUR recorded at the end of 2001, despite a difficult economic situation throughout the industry.
This rise is mainly attributable to the upturn in the PVC, although the Plastics Converting and Fine Chemicals divisions also played a part.

Turnover was up by 2.3 %, rising from 1,890 million EUR to **1,933.9** million EUR. The proportion of the rise attributable to the year's main acquisition of Saplast is very low. It only entered the consolidation perimeter in September of last year.

Cash flow was up significantly at 206,7 million EUR compared with 168 million EUR in 2001.

Tangible investments for the year were 110 million EUR, a lower level than in previous years. The largest items relate to the adaptation of the rendering factories to new standards imposed on this trade, and investments to develop the 'profiles' activities in the United Kingdom.

In 2002, the group strengthened its position considerably in the field of compounds by acquiring the French company Saplast, with a capacity in the region of 80,000 tonnes/year. Following this acquisition the group, which already had a presence in this sector through the Cousin-Tessier company, has now moved into fifth position in Europe.

The group's net **financial liabilities** were 303.3 million EUR at the end of December 2002, compared with 340.9 million EUR at the end of 2001. This debt reduction can be explained by the year's considerable available cash flow. A stronger Euro also helped to reduce the proportion of the debt denominated in US dollars.

On the other hand, this debt has been consolidated in the medium term through two five-year bond issues for 40 million EUR and 60 million USD respectively.

The group's **equity capital** is down on the previous year following the cancellation in December 2002 of the 2,473,639 company's own shares, worth 106 million EUR.
On the other hand, equity capital per share rose by 4.5 %.

During the year, despite the BEL 20 being down, the **share price** rose from 26.60 EUR to 28.60 EUR, a rise of 7.5 %.

<u>**The five core businesses**</u>

The results recorded by the **Inorganic Chemicals** division are down on the previous year's levels. Phosphates and sulphates were up in volume and price on 2001, but could not make up for the drop in the price of caustic soda, which reduced the profitability of the electrolysis unit. The US subsidiary's liquid fertiliser activities benefited from a considerably more favourable market, the effect of which was much improved profits.

Overall, **Fine Chemicals** recorded an increase in profits. In a fairly difficult environment, the family of chlorotoluene derivatives had the good fortune to benefit from the positive effects of its 2001 acquisitions. Pharmaceutical intermediates performed very well, particularly the Italian subsidiary. On the other hand, glycine continued to suffer the effects of competitors' low prices.

Profits for the **Natural Organic Products** division are slightly down on 2001 due to the fall in profits from activities involving collection of animal by-products, which had been excellent that year. On the other hand, the gelatin business saw its volumes and profitability improve on 2001, due to good profits from the food industry and pharmaceutical capsules in particular.
As for raw materials, the markets stabilised somewhat in 2002 for both pigskin and cattle hide and bone.

Following a very bad start to 2002, **PVC** again recorded positive results from May onwards, thanks to a steady increase in sales prices.
Overall, profits for the whole year are up significantly on the disastrous results of 2001, but it has not been possible for the positive results of recent months to erase the losses accumulated.
Productivity was able to improve further in a European market growing gradually. In contrast with a difficult climate in the shoe industry, compounds performed better in the building and car industries, due to rationalisation and quality improvement measures.

The **Plastics Converting division** enjoyed an increase in profits. The 'profiles' business did not suffer from the effects of a weak construction market.
The British subsidiaries operated particularly well thanks to innovations in product ranges and an increasingly robust distribution network. The US unit was able to improve its results significantly.
Pipes suffered a fall-off in northern Europe. In France, on the other hand, an improvement was recorded on 2001, which was a disastrous year.

Dividend

At the Annual General Meeting on 3 June 2003, the Board of Directors will propose that the dividend be maintained at 0.85 EUR per ordinary share in the company.
The dividend will be payable from 6 June 2003 onwards, upon presentation of coupon no. 66. The net amount for securities presented with strips is 0.9633 EUR.

The first few months of this year are in line with the end of 2002 and the markets continue to be affected by persistent uncertainty, making it difficult to make any forecasts for 2003. Nevertheless, this did not prevent the group from proceeding, at the beginning of 2003, with a major acquisition in the gelatin sector, confirming its third place in the global market, with the addition of 15,000 tonnes of gelatin capacity to its assets.

Tessenderlo Group: consolidated results (millions EUR)

	2002	2001	Change %
Turnover	1,933.9	1,890.0	2.3 %
Operating result	114.9	109.0	5.4 %
Financial result	-15.9	-15.9	
Gross ordinary result	99.0	93.1	6.3 %
Exceptional result	-1.4	-1.5	
Result before taxes	97.6	91.6	6.6 %
Taxes (1)	-27.9	-24.5	
Equity method	+5.4	+ 1.7	
Result share of third parties	4.5	3.9	
Result share of the group	70.6	64.9	8.9 %
Net cash flow	206.7	168.0	23.0 %
Shareholders' equity	757.9 (2)	835.6	
Net result/turnover	3.65 %	3.44 %	
Net result/shareholders' equity	9.49 %	9.16 %	

(1) including deferred taxes
(2) cancellation of capital reserve for own shares 106.4

Key figures for each division (millions EUR)

	Turnover		Ebitda		Investments (1)	
	2002	2001	2002	2001	2002	2001
Inorganic Chemicals	611	636	71	82	20	37
Fine Chemicals	264	213	34	32	14	14
Natural Organic Products	261	249	53	58	32	18
PVC & Compounds (2)	298	294	15	-20	15	19
Plastics Converting (2)	500	498	86	78	29	46
TOTAL	1,934	1,890	259	230	110	134

(1) without new acquisitions
(2) since 2002 the compounds are integrated in the PVC division (instead of Plastics Converting); figures 2001 are adapted accordingly.

Figures per share (in EUR)

	2002	2001	%
Net profit per share	2.62	2.41	8.7 %
Net cash flow per share	7.66	6.25	22.6 %
Shareholders' equity (1) per share	27.57	26.39	4.5 %
Dividend per ordinary share	0.85	0.85	

(1) annual average less company's own shares

Tessenderlo Group is an international chemicals group with over 115 branches in 23 countries. Around 8,300 people work for the group, 2,30 of whom are located in Belgium. The company's consolidated turnover totalled 1,934 million EUR in 2002, from its five main areas of business (inorganic chemicals, fine chemicals, PVC & compounds, plastics converting, natural organic products).
The group is a European or world leader in most of its product areas.
Tessenderlo Chemie NV is listed on Euronext Brussels and is part of BEL 20, Next 150 and NextPrime.

For further information, please contact:

Mr. Christian Vrebosch, Finance Director, ☎ +32 2 639 18 87
Mrs. Geert Dusar, Manager Corporate Communication ☎ +32 2 639 17 75
Website http://www.tessenderlogroup.com - see corporate - News
rue du Trône 130 - 1050 Brussels

Note for editorial board: financial agenda

- The annual report will be available on the web site in April 2003
- Results 1st quarter 2003 — 24 April 2003
- General Assembly — 03 June 2003
- Results 1st halfyear 2003 — 11 September 2003
- Results 3rd quarter 2003 — 06 November 2003